Exhibit 12.1

Education Management LLC

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

			Predecessor		Successor
	Year Ended		July 1, 2005		June 1, 2006
	June 30,		through May 31,		through June 30,		Year Ended June 30,
	2005		2006		2006		2007		2008		2009
	(Dollars in millions)
Computation of fixed charges
Interest expense	1.3		0.8		13.8		175.2		164.1		157.1
Amortization of debt issuance costs	0.4		1.3		0.6		7.7		7.7		7.8
Portion of rental expense representative of interest	19		18.5		1.9		22.3		27.1		30.8

Total fixed charges	$20.7		$20.6		$16.3		$205.2		$198.9		$195.7

Computation of earnings (loss)
Income (loss) before income taxes	$168.8		$174.0		$(32.1)		$59.3		$105.8		$165.4
Fixed charges per above	20.7		20.6		16.3		205.2		198.9		195.7

Total earnings (loss)	$189.5		$194.6		$(15.8)		$264.5		$304.7		$361.1
Ratio of earnings (loss) to fixed charges	9.2	x	9.4	x	(1.0	)x	1.3	x	1.5	x	1.8	x

*	Earnings for the period June 1, 2006 through June 30, 2006 were inadequate to cover fixed charges by $32.1 million.

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